1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2005

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                 Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                              No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 12, 2005	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Form of proxy for the Extraordinary General Meeting to be held on October 18, 2005

I/We(Note 1)                                          of                                          being the registered holder(s) of                                  H/domestic shares(Note 2) of RMB1.00 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or                                          of                                          as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at 31 Jinrong Street, Xicheng District, Beijing 100032, PRC on October 18, 2005 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.(Note 4)

SPECIAL RESOLUTIONS			FOR (Note 4)	AGAINST (Note 4)
1	THAT the proposal to issue short term commercial paper of the Company, pursuant to which the Company may, before the date on which the annual general meeting of the Company for the year ending December 31, 2005 is held, issue short term commercial paper, in one or more tranches, and with a maximum outstanding repayment amount of RMB30 billion (the “Proposal”), and the first tranche of issue of short term commercial paper under the Proposal, which is expected to be no more than RMB10 billion, be and are hereby approved, confirmed and ratified.

2	THAT the board of directors of the Company (the “Board”), or any two or more directors of the Company (the “Directors”) duly authorized by the Board, be and are hereby generally and unconditionally authorized to:

	(a)	determine the specific terms, conditions and other matters of the Proposal (including, but not limited to, the determination of the actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Proposal);

	(b)	do all such acts which are necessary and incidental to the Proposal (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, and the preparation of relevant application documents); and

	(c)	take all such steps which are necessary for the purposes of executing the Proposal (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), taking into consideration the specific needs of the Company and other market conditions, and THAT, to the extent that any of the aforementioned acts and steps have already been undertaken by the Board or the Directors in connection with the Proposal, such acts and steps be and are hereby approved, confirmed and ratified.

A-1

Dated this day of 2005	Signed (Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.	In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.	To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited (for holders of domestic shares) at the Office of the Board of Directors of the Company, 31 Jinrong Street, Xicheng District, Beijing, PRC or (for holders of H shares) the Company’s share registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

A-2

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Extraordinary General Meeting Attendance Slip

To:     China Telecom Corporation Limited (the Company)

I/We(Note 1)                                               of                                           , being the registered holder of(Note 2)                              H/domestic shares in the share capital of the Company hereby inform the Company that I/we intend to attend the Extraordinary General Meeting to be held at 31 Jinrong Street, Xicheng District, Beijing 100032, PRC on Tuesday, October 18, 2005 at 10:00 a.m. or to appoint proxies to attend on my/our behalf.

Signature:

Date:	2005

Notes:

1.	Please insert the full name(s) and address(es) of the shareholder(s) as it is recorded in the register of members of the Company in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s).

3.	Please duly complete and sign this Attendance Slip, and deliver it to the Office of the Board of the Company on or before Tuesday, September 27, 2005.

Address of the Office of the Board of the Company

The Office of the Board

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District

Beijing, 100032

PRC

Contact person: Li Ping	Yung Shun Loy, Jacky

Telephone:	(8610)6642 8166

Facsimile:	(8610)6601 0728

B-1

Exhibit 1.3

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of the Resolutions Passed at the Extraordinary General Meeting

The Board is pleased to announce the Shareholders have, at the EGM of the Company held on September 9, 2005, passed all the resolutions in relation to the election of members of the second session of the Board and Supervisory Committee, and the proposed amendments to the Articles of Association of the Company.

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the Extraordinary General Meeting (the “EGM”) of the Company was held on Friday, September 9, 2005 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC. The number of issued shares of the Company as at the date of the EGM was 80,932,368,321 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the EGM. There were no restrictions on any shareholder of the Company (the “Shareholder”) casting votes on any of the proposed resolutions at the EGM. Shareholders of the Company and authorized proxies holding an aggregate 80,898,293,220 shares, representing 99.9579% of the total voting shares of the Company were present at the EGM. The holding of the EGM was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. The EGM was chaired by Mr. Wang Xiaochu, chairman and chief executive officer of the Company.

The poll results in respect of the proposed resolutions at the EGM were as follows:

ORDINARY RESOLUTIONS		Total no. of votes
		For	Against

1.      To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election of members of the second session of the board of directors of the Company:

1.1	THAT the re-election of Wang Xiaochu as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wang Xiaochu, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.2	THAT the re-election of Leng Rongquan as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Leng Rongquan, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.3	THAT the re-election of Wu Andi as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wu Andi, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.4	THAT the re-election of Zhang Jiping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Jiping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.5	THAT the re-election of Huang Wenlin as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Huang Wenlin, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.6	THAT the re-election of Li Ping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Ping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.7	THAT the re-election of Wei Leping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wei Leping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.8	THAT the re-election of Yang Jie as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years;	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

ORDINARY RESOLUTIONS		Total no. of votes
		For	Against
THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Yang Jie, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.9	THAT the re-election of Sun Kangmin as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Sun Kangmin, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.10	THAT the re-election of Li Jinming as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Jinming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,399,141,195 (99.9185)%	59,061,000 (0.0815)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.11	THAT the re-election of Zhang Youcai as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Youcai, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,408,704,065 (99.9195)%	58,309,000 (0.0805)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.12	THAT the re-election of Vincent Lo Hong Sui as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Vincent Lo Hong Sui, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,408,704,065 (99.9195)%	58,309,000 (0.0805)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.13	THAT the re-election of Shi Wanpeng as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Shi Wanpeng, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,408,704,065 (99.9195)%	58,309,000 (0.0805)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.14	THAT the election of Xu Erming as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Xu Erming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,417,244,065 (99.9313)%	49,769,000 (0.0687)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

1.15	THAT the election of Tse Hau Yin, Aloysius as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Tse Hau Yin, Aloysius, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.	72,417,244,065 (99.9313)%	49,769,000 (0.0687)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

ORDINARY RESOLUTIONS		Total no. of votes
		For	Against

2.      To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election of members of the second session of the supervisory committee of the Company (supervisors who represent the Shareholders):

2.1	THAT the re-election of Zhang Xiuqin as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhang Xiuqin, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.	72,437,599,765 (99.9594)%	29,413,000 (0.0406)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.2	THAT the re-election of Zhu Lihao as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhu Lihao, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.	72,441,349,565 (99.9646)%	25,663,500 (0.0354)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.3	THAT the election of Li Jian as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Li Jian, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.	72,440,607,065 (99.9636)%	26,406,000 (0.0364)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.4	THAT the election of Xu Cailiao as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Xu Cailiao, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.	72,440,511,565 (99.9634)%	26,501,500 (0.0366)%

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

SPECIAL RESOLUTIONS		Total no. of votes
		For	Against
3. THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

3.1	Paragraph 2 of Article 21 of the Articles of Association shall be amended to reflect the change in capital structure of the Company. THAT the directors of the Company be and are hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.	72,258,012,283 (99.7093)%	210,654,782 (0.2907)%

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

3.2	Paragraph 1 of Article 94 of the Articles of Association shall be amended to reflect increase in the number of independent directors of the Company. THAT the directors of the Company be and are hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.	72,257,919,683 (99.7092)%	210,747,382 (0.2908)%

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited (the share registrar for the Company’s H share) was the scruntineer for the vote-taking at the EGM.

Mr. Ma Yuzhu had been elected by the employees of the Company as the supervisor who represents the employees of the Company.

The appointment of the above directors and supervisors of the Company will be effective from the conclusion of the EGM, and they will each enter into a service contract with the Company (for a term of three years commencing from September 9, 2005). The Board and the supervisory committee of the Company (“Supervisory Committee”) will determine the remuneration of each director and supervisor with reference to their duty, responsibilities, experience as well as the current market situations.

Save as disclosed herein, none of the above directors and supervisors of the Company has held any directorship in any other listed companies or taken up a post in any affiliated companies of the Company in the past three years. Further, save as disclosed, none of the above directors and supervisors of the Company has any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. None of the above directors and supervisors of the Company has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). No other matter needs to be brought to the attention of the Shareholders in respect of the directors and supervisors of the Company.

Members of the first session of the Board, Mr. Cheng Xiyuan and Mr. Feng Xiong and members of the first session of the Supervisory Committee, Mr. Wang Huanhui, Mr. Xie Songguang and Mr. Li Jing retired as directors and supervisors of the Company respectively on completion of their first session’s appointment, effective from the conclusion of the EGM. The above retired directors and supervisors have confirmed that they have no disagreement with the Board, and that there is no matter that needs to be brought to the attention of the Shareholders. The Board and the Supervisory Committee take this opportunity to express their gratitude for the contributions of Mr. Cheng Xiyuan and Mr. Feng Xiong, Mr. Wang Huanhui, Mr. Xie Songguang and Mr. Li Jing towards the Company.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Li Ping Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC, September 9, 2005

Brief information of the appointed directors and supervisors of the Company

Brief information of the members of the second session of the Board:

Mr. Wang Xiaochu, age 47, is Chairman of the Board of Directors and Chief Executive Officer of our Company. Mr. Wang has held positions such as director and deputy director of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. Mr. Wang is also President of China Telecommunications Corporation. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1980 and has over 24 years of management experience in the telecommunications industry.

Mr. Leng Rongquan, age 56, is Executive Director, President and Chief Operating Office of our Company. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Telecommunications Bureau of the Ministry of Posts and Telecommunications, deputy director general of the Telecommunications Bureau of the Ministry of Posts and Telecommunications of the PRC, deputy general manager of China Telecommunications Corporation, deputy general manager of China Network Communications Group Corporation and vice chairman of China Netcom Group Corporation (Hong Kong) Limited. Mr. Leng is also Vice President of China Telecommunications Corporation. Mr. Leng has had 29 years of operational management experience in the telecommunications industry in the PRC.

Ms. Wu Andi, age 50, is Executive Director, Executive Vice President and the Chief Financial Officer in charge of financial management of our Company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a postgraduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecommunications Corporation in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), and Director General, deputy Director General and director of the Department of Finance of the MPT. Ms. Wu is also Vice President of China Telecommunications Corporation. Ms. Wu has 23 years of financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping, age 49, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a B.Sc. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a postgraduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhang was a Deputy Director General of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), and a Deputy Director General and Director of the Network Management Center of the Posts and Telecommunications Administration of Liaoning Province. Mr. Zhang is also Vice President of China Telecommunications Corporation and Chairman and General Manager of Northern Telecom Co., Ltd. under China Telecommunications Corporation. Mr. Zhang has 23 years of operational and managerial experience in the telecommunications industry in China.

Ms. Huang Wenlin, age 51, is Executive Director and Executive Vice President of our Company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing Institute of Posts and Telecommunications with a major in engineering and management. Prior to joining China Telecommunications Corporation in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also Vice President of China Telecommunications Corporation. Ms. Huang has 30 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Ping, age 51, is Executive Director, Executive Vice President and Joint Company Secretary of our Company. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing Institute of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the state University of New York at Buffalo in 1989. Prior to joining China Telecommunications Corporation in August 2000, Mr. Li served as Chairman and the President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and Deputy Director General of the DGT of the MPT. Mr. Li is also Vice President of China Telecommunications Corporation. Mr. Li has extensive experience in managing public companies and 29 years of operational and managerial experience in the telecommunications industry in China.

Mr. Wei Leping, age 59, is Executive Director and Executive Vice President of our Company. Mr. Wei is a professor level Senior Engineer. He graduated in 1970 from Tsinghua University with a major in radio engineering and received a Master degree in communication and information systems engineering from the Research Institute of Post and Telecommunications. Prior to joining China Telecommunications Corporation in April 2001, Mr. Wei served as Deputy Director of the Telecommunications Research Institute of the Ministry of Information Industry, Deputy Director of the Telecommunications Science Planning and Research Institute of the MPT and Deputy Director and Chief Engineer of the Telecommunications Transmissions Research Center of the MPT. Mr. Wei is also Chief Engineer of China Telecommunications Corporation. Mr. Wei has 27 years of experience in research and development for network technologies in the telecommunications industry in China.

Mr. Yang Jie, age 43, is Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer at professor level. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a Bachelor degree in radio engineering. He then obtained a master degree of communication and information management at the Norwegian School of Management. Mr. Yang previously served as Deputy Director General of Shanxi Administration of Posts and Telecommunications, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Northern Telecom Department of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 21 years of operational and managerial experience in the telecommunications industry in China.

Mr. Sun Kangmin, age 48, is Executive Director and Executive Vice President of our Company. Mr. Sun is a senior engineer. Mr. Sun previously served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province as well as Chairman and General Manager of Sichuan Telecom Company Limited. Mr. Sun has 21 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming, age 53, is Non-executive Director of our Company. Mr. Li is Chairman of Guangdong Rising Assets Management Co., Ltd., one of the domestic Shareholders of the Company, and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate class in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He is currently studying in the EMBA class at Lingnan College, Zhongshan University. Mr. Li has held positions such as section chief and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Mr. Zhang Youcai, age 64, is Independent Non-executive Director of our Company. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government finance policies. Mr. Zhang has contributed to the improvement and reform of the finance system of China for more than a decade. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang is also an Independent Director of China Petroleum & Chemical Corporation and an Independent Supervisor of PetroChina Company Limited. Mr. Zhang has more than 40 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

Mr. Vincent Lo Hong Sui, aged 57, is Independent Non-executive Director of our Company. Mr. Lo founded the Shui On Group in 1971 and is the Group’s Chairman and Chief Executive. He is also Chairman and Chief Executive Officer of Shui On Land Limited. The Group is engaged in property development, construction, construction materials, and hotel businesses. To further consolidate its prime developments in the Chinese Mainland, the Group established its property flagship — Shui On Land Limited in 2004. Mr. Lo is a Member of The Tenth National Committee of Chinese People’s Political Consultative Conference, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai- Hong Kong Council for the Promotion and Development of Yangtze, Vice Chairman of All-China Federation of Industry & Commerce, Economic Adviser to the Chongqing Municipal Government, Vice Chairman of Chamber of International Commerce Shanghai, Member of Greater Pearl River Delta Business Council, Director of Great Eagle Holdings Ltd, Non-Executive Director of Hang Seng Bank Ltd, Court Member of The Hong Kong University of Science and Technology, Adviser to HKThailand Business Council, Director of The Real Estate Developers Association of Hong Kong, Adviser to Chinese Society of Macroeconomics and Peking University China Center for Economic Research, and Council Member of China Overseas Friendship Association. He was awarded the Gold Bauhinia Star (GBS) in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region (HKSAR). He was made an Honorary Citizen of Shanghai in 1999. He was named Businessman of the Year by the Hong Kong Business Awards in 2001, and won the Director of the Year Award in the category of Listed Company Executive Directors from The Hong Kong Institute of Directors in 2002.

Mr. Shi Wanpeng, age 68, is Independent Non-executive Director of the Company. He is currently a member of the Tenth National Committee of the Chinese People’s Political Consultative Conference (“CPPC”), Vice Chairman of the Economic Committee of CPPC, Chairman of China Packing Industry Association, Honorary Chairman of China Logistic and Procurement Industry Association and an independent non-executive Director of China Petroleum & Chemical Corporation. Mr. Shi graduated in 1960 from Northern Jiaotong University with a major in Railway Transportation Management. He is a Professor level Senior Engineer and served as Deputy Director General and Director General of Department of Transportation and Department of Economy & Technology Cooperation of State Economy & Trade Commission, Director General of Department of Production Planning of State Development Planning Commission, Deputy Director of Economic and Trade Office of the State Council, Chairman of China Textile Industry Association and Vice Chairman of the State Economic and Trade Commission (minister level). He has more than 40 years of operational and managerial experience in state-owned enterprise and state industry development of PRC.

Mr. Xu Erming, age 56, is currently the Dean of the School of Business and the supervisor of the PhD candidates of Remin University of China. Mr. Xu is also a member of the Fifth Session of the Academic Appraisal Group of the Academic Degree Committee of the State Council, the Chairman of the Steering Committee (Section of Higher Education in Business Administration) of the Ministry of Education as well as the Professor of the University of Scranton and the Polytechnic University of Hong Kong etc. Mr. Xu graduated from Remin University of China and obtained the PhD in Economics in 1994. Over the years, he has been working as the Instructor and Associate Professor of the Faculty of Industrial Economics as well as the Professor and the Assistant Dean, and subsequently, the Dean of the School of Business Administration of Remin University of China. Mr. Xu has attained a relatively high level of academic research standards on the strategic management and operational aspects of enterprises.

Mr. Tse Hau Yin, Aloysius, age 57, is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of CNOOC Limited, Wing Hang Bank, Limited and Linmark Group Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is a graduate of the University of Hong Kong.

Brief information of the members of the second session of the Supervisory Committee:

Ms. Zhang Xiuqin, age 58, is the Chairperson of our Supervisory Committee. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as a Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the MII, Director of the Communication Settlement Centre of the MII and General Manager of the Huaxin Posts and Telecommunications Economic Development Center. Since July 2000, Ms. Zhang has served as Director of the Audit Department of our Company. Ms. Zhang has 36 years of operational and managerial experience in the telecommunications industry in China.

Ms. Zhu Lihao, age 64, is an independent Supervisor on our Supervisory Committee. Ms. Zhu is a Senior Auditor and is a PRC registered accountant. She graduated from Engineering Economics Department of Beijing Mining College in 1963. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Office of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has 42 years of experience in management and auditing.

Mr. Li Jian, age 43, is a Supervisor on our Supervisory Committee. He is currently the vice president of the department of diversified business management in China Telecommunications Corporation. He graduated from Beijing Radio and Television University in 1982 with a major in Accounting and obtained a Master degree in International Business Administration from Australian National University. Previously, he was the Director of Treasury Division of the Department of Finance of the Ministry of Posts and Telecommunications and served at China Telecommunications Corporation to take up the post of the Director of the Treasury Division and Assets Division, the Director of the General Affairs and Assets Division under the Department of Finance, the Chairman and President of China Telecom (Hong Kong) International Limited and the Managing Director of the Investors Relation Department of our Company. Mr. Li is an accountant and has 23 years of operational and management experience in the telecommunications industry.

Mr. Xu Cailiao, age 42, is a Supervisor on our Supervisory Committee. He is currently a Director of the Corporate Strategic Department of our Company. He graduated from the School of Law of Peking University in 1987 and obtained a Master degree in Law. Previously, he was a Director of the State Commission for Economic Restructuring and the Managing Director of the Hong Kong branch of Irico Group etc. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Mr. Ma Yuzhu, age 52, is an Employee Representative Supervisor on our Supervisory Committee. He is currently a Director of the Corporate Culture Department of our Company and the Vice Chairman of the Trade Union of China Telecommunications Corporation. Mr. Ma graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a majoring in telecommunications. Mr. Ma studied part- time in Australian National University in 2000 and obtained a Master degree in International Business Administration in 2001. Mr. Ma previously worked as Director General in China Communications Construction No. 1 engineering bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 30 years of telecommunications construction and operational management experience in the telecommunications industry.